SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 13, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces entering into an agreement for the acquisition of 012 Smile

PARTNER COMMUNICATIONS ANNOUNCES
ENTERING INTO AN AGREEMENT FOR THE
ACQUISITION OF 012 SMILE

ROSH HA'AYIN, Israel, October 13, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that it has entered today into a share purchase agreement with Merhav-Ampal Energy Ltd. (the "Seller") and 012 Smile Telecom Ltd., an Israeli private company, wholly-owned by the Seller ("012 Smile"), according to which the Company shall acquire all of the outstanding shares of 012 Smile and shall assume certain loans from the Seller to 012 Smile for a purchase price of 650 million New Israeli Shekels ("NIS") (approximately $180 million) (the "Agreement"). As part of the Agreement, Partner has also agreed to guarantee long term bank loans of 012 Smile of approximately NIS 800 million (approximately $222 million).

The Agreement includes an assignment by 012 Smile to the Seller of the right to receive payments due from a third party in the amount of NIS 42 million (approximately $11.6 million).

012 Smile is an Israeli operator of international telecommunication services and local telecommunication fixed services (including telephony services using VoB access) and is a provider of internet services.

The transaction, which was approved today by the Company's Board of Directors, is expected to be completed (closing date) within two to three months and is subject to customary closing conditions, including the regulatory approvals of the Israeli Ministry of Communications and the Israeli Antitrust Commissioner.

Commenting on the transaction, Mr. Yacov Gelbard, CEO of Partner, said: "The purchase of 012 Smile is another important step in Partner’s strategic transformation into a comprehensive communications group allowing Partner to focus on its core cellular business while 012 Smile will continue to focus on its current core businesses. 012 Smile's operational and financial performances have demonstrated impressive improvements. We are convinced that this transaction will increase competition in the market for the benefit of the consumers, in accordance with the Ministry of Communications' vision to create a number of strong competing telecommunications groups.“

Mr. Gelbard added that "As a result of the purchase, Partner’s mid-term consolidated EBITDA is expected to increase annually by approximately NIS 350 million.”

Important additional information regarding the Agreement will be filed with the SEC under Form 8-K in the next few days.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at October 12, 2010: US $1.00 equals NIS 3.620. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

About Ampal

Ampal and its subsidiaries acquire interests primarily in businesses located in the State of Israel or that are Israel-related. Ampal seeks opportunistic situations in a variety of industries, with a focus on energy, chemicals, communications and related sectors. Ampal’s goal is to develop or acquire majority interests in businesses that are profitable and generate significant free cash flow that Ampal can control. For more information about Ampal please visit the web site at www.ampal.com.

Partner Contact:

Mr. Emanuel Avner Chief Financial Officer Tel:+972-54-7814951 Fax:+972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title:	Chief Financial Officer

Dated: October 13, 2010